A U D I T E D C O M B I N E D F I N A N C I A L S T A T EME N T S
The Unconsolidated Mines of
The North American Coal Corporation
Years Ended December 31, 2012, 2011, and 2010
With Report of Independent Registered Public Accounting Firm

The Unconsolidated Mines of
The North American Coal Corporation
Audited Combined Financial Statements
Years Ended December 31, 2012, 2011 and 2010

Contents
Report of Independent Registered Public Accounting Firm ..........................................................1

Combined Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
NACCO Industries, Inc.

We have audited the accompanying combined balance sheets of The Unconsolidated Mines of
The North American Coal Corporation as of December 31, 2012 and 2011, and the related combined statements of net income, equity, and cash flows for each of the three years in the period ended December 31, 2012. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting
Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of The Unconsolidated Mines of The North American Coal Corporation at December 31, 2012 and 2011, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cleveland, Ohio
March 6, 2013

The Unconsolidated Mines of
The North American Coal Corporation

Combined Balance Sheets
(Amounts in Thousands)

	December 31
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$4,624	$3,173
Accounts receivable	29,855	43,528
Accounts receivable from affiliated companies	12,349	867
Inventories	93,739	80,699
Deferred income taxes	5,206	12,049
Other current assets	949	1,474
Total current assets	146,722	141,790

Property, plant and equipment:
Coal lands and real estate	105,291	103,787
Advance minimum royalties	1,364	1,415
Plant and equipment	970,468	801,542
Construction in progress	24,689	27,275
	1,101,812	934,019

Less allowance for depreciation, depletion, and amortization	(443,559)	(413,093)
	658,253	520,926
Deferred charges:
Deferred lease costs	10,993	12,038
Other	480	205
	11,473	12,243

Other assets:
Note receivable from Parent Company	3,477	4,809
Other investments and receivables	162,730	147,199
	166,207	152,008
Total assets	$982,655	$826,967

The Unconsolidated Mines of
The North American Coal Corporation

Combined Balance Sheets
(Amounts in Thousands)

	December 31
	2012	2011
Liabilities and equity
Current liabilities:
Accounts payable	$24,160	$24,779
Accounts payable to affiliated companies	27,770	3,811
Current maturities of long-term obligations	66,231	90,590
Current mine closing accrual	6,939	22,126
Other current liabilities	18,479	19,098
Total current liabilities	143,579	160,404

Long-term obligations:
Advances from customers	180,165	174,384
Notes payable	85,125	25,000
Capital lease obligations	312,307	255,708
	577,597	455,092
Noncurrent liabilities:
Deferred income taxes	34,434	27,189
Mine closing accrual	124,662	83,355
Pension and postretirement benefits	98,511	94,163
Other accrued liabilities	1,507	811
	259,114	205,518
Equity:
Common stock and membership units	199	198
Capital in excess of stated value	791	791
Retained earnings	1,375	4,964
	2,365	5,953

Total liabilities and equity	$982,655	$826,967

See accompanying notes to Combined Financial Statements

The Unconsolidated Mines of
The North American Coal Corporation

Combined Statements of Net Income
(Amounts in Thousands)

	Year Ended December 31
	2012	2011	2010

Lignite tons sold	25,041	25,229	26,655

Income:
Sales	$535,848	$494,582	$459,604
Other	1,584	2,848	2,108
	537,432	497,430	461,712

Cost and expenses:
Cost of sales	399,674	368,688	336,822
Depreciation, depletion, and amortization	64,790	58,520	53,211
	464,464	427,208	390,033

Operating profit	72,968	70,222	71,679

Other expense, net
Interest	(27,584)	(26,805)	(28,754)
(Loss) gain on sale of assets	(142)	2,068	428
	(27,726)	(24,737)	(28,326)

Income before income taxes	45,242	45,485	43,353

Income taxes:
Current	(3,319)	11,947	7,933
Deferred	14,088	(1,920)	2,336
	10,769	10,027	10,269
Net income	$34,473	$35,458	$33,084

See accompanying notes to Combined Financial Statements

The Unconsolidated Mines of
The North American Coal Corporation

Combined Statements of Equity
(Amounts in Thousands)

	Year Ended December 31
	2012	2011	2010
Common stock and membership units:
Beginning balance	$198	$198	$197
Issuance of LLC membership units	1	—	1
	199	198	198

Capital in excess of stated value	791	791	791

Retained earnings:
Beginning balance	4,964	4,021	2,503
Net income	34,473	35,458	33,084
Dividends paid	(38,062)	(34,515)	(31,566)
	1,375	4,964	4,021

Total equity	$2,365	$5,953	$5,010

See accompanying notes to Combined Financial Statements

The Unconsolidated Mines of
The North American Coal Corporation

Combined Statements of Cash Flows
(Amounts in Thousands)

	Year Ended December 31
	2012	2011	2010
Operating activities
Net income	$34,473	$35,458	$33,084
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, and amortization	64,790	58,520	53,211
Amortization of deferred financing costs	31	57	57
Loss (gain) on sale of assets	142	(2,068)	(428)
Equity income in cooperatives	(573)	(649)	(429)
Mine closing accrual	(677)	(494)	(8,965)
Deferred lease costs	1,016	(51)	608
Deferred income taxes	14,088	(1,920)	2,336
Postretirement benefits and other accrued liabilities	(10,635)	(6,592)	(1,190)
Amortization of advance minimum royalties	149	194	114
Other noncurrent assets	(16,114)	3,294	(1,238)
	86,690	85,749	77,160
Working capital changes:
Accounts receivable	(5,560)	4,845	(7,794)
Inventories	(13,040)	(4,895)	2,355
Accounts payable and other accrued liabilities	146	(2,019)	7,481
Other changes in working capital	520	(985)	(214)
	(17,934)	(3,054)	1,828
Net cash provided by operating activities	68,756	82,695	78,988

Investing activities
Expenditures for property, plant, and equipment	(31,440)	(44,480)	(45,006)
Additions to advance minimum royalties	(98)	(122)	(95)
Proceeds from sale of property, plant, and equipment	2,995	15,929	50,781
Net cash (used in) provided by investing activities	(28,543)	(28,673)	5,680

Financing activities
Additions to (repayment of) advances from customer, net	5,150	1,198	(15,367)
Payments received on note from Parent Company, net	1,332	1,927	891
Issuance of equity units	1	—	1
Additions to long-term obligations	65,000	44	—
Repayment of long-term obligations	(71,877)	(22,329)	(38,603)
Financing fees paid	(306)	—	—
Dividends paid	(38,062)	(34,515)	(31,566)
Net cash used in financing activities	(38,762)	(53,675)	(84,644)

Increase in cash and cash equivalents	1,451	347	24
Cash and cash equivalents at beginning of year	3,173	2,826	2,802
Cash and cash equivalents at end of year	$4,624	$3,173	$2,826
See accompanying notes to Combined Financial Statements

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

1. Organization

The Unconsolidated Mines of the North American Coal Corporation are comprised of the Coteau Properties Company, The Falkirk Mining Company, The Sabine Mining Company, Demery Resources Company, LLC, Caddo Creek Resources Company, LLC, Camino Real Fuels, LLC, Coyote Creek Mining Company LLC, and Liberty Fuels, LLC (collectively, the “Unconsolidated Mines”). Each wholly owned subsidiary of The North American Coal Corporation (Parent Company), which is a wholly owned subsidiary of NACCO Industries, Inc. (Ultimate Parent Company).

The Parent Company adopted authoritative guidance issued by the Financial Accounting Standards Board (FASB) on the consolidation of variable interest entities. The guidance clarifies the application of authoritative guidance on consolidated financial statements for certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. As a result of the adoption, the Parent Company is not the primary beneficiary of the Unconsolidated Mines and does not consolidate these entities' financial position or results of operations. The Unconsolidated Mines are still considered under common management of the Parent Company and, therefore, are reflected collectively in the Unconsolidated Mines' combined financial statements.

The Coteau Properties Company

The Coteau Properties Company (Coteau), an Ohio corporation, was organized on May 23, 1972, pursuant to an agreement between the Parent Company and a wholly owned subsidiary of a diversified energy company (Buyer). Coteau is principally engaged in lignite mining through the operation of a surface mine in North Dakota.

On April 22, 1977, the Buyer exercised its option to enter into a coal sales agreement, as restated June 1, 1979. As of November 1, 1988, all of the Buyer's rights, interests, and obligations under the coal sales agreement were assigned to Dakota Coal Company (Coteau's Customer), a wholly owned subsidiary of Basin Electric Power Cooperative (Basin). This coal sales agreement was subsequently replaced with a coal sales agreement, as amended, between Coteau and Coteau's Customer (Coteau Agreement) and provides Coteau with the option to extend Coteau's agreement up to the year 2037 and provides for reimbursement of administrative and general expenses, included in cost of sales in the combined statements of net income, from actual costs to reimbursement at a fixed rate per ton.

Under the terms and conditions of the Coteau Agreement, Coteau is to supply coal to an electric generating station and a coal gasification plant, as well as to other third parties. The terms of a related option agreement, as amended, provide that, under certain conditions of default, Coteau's Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Coteau.

The Falkirk Mining Company

The Falkirk Mining Company (Falkirk), an Ohio corporation, was organized on August 22, 1974, to enter into a coal sales agreement (Falkirk Agreement) with an electric generation and transmission cooperative (Falkirk's Customer). Falkirk's agreement was restated effective January 1, 2007, to extend the agreement

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

to 2045. Falkirk is principally engaged in lignite mining through the operation of a surface mine in North Dakota.

Under the terms of the Falkirk Agreement, Falkirk's Customer has agreed to provide, or procure from others, the financing required to develop, equip, and operate Falkirk's mine for the life of the Falkirk Agreement. The Falkirk Agreement provides that, under certain conditions of Falkirk's default, Falkirk's Customer may acquire the assets, subject to the liabilities, for an amount equal to the equity of Falkirk.

Falkirk's Customer has entered into an operating agreement with Falkirk whereby a dragline to be used in the production of coal (original cost of approximately $40,000) leased by Falkirk's Customer has been made available to Falkirk without rent.

The Sabine Mining Company

The Sabine Mining Company (Sabine), a Nevada corporation, was organized on November 6, 1980, and entered into a lignite mining agreement, as restated (Sabine Agreement) with a public utility (Sabine's Customer) in 1981, which was subsequently amended and restated on January 1, 1996, December 1, 2001 and January 1, 2008. Sabine is principally engaged in lignite mining through the operation of a surface mine in Texas.

The Sabine Agreement provides that, under certain conditions of default, Sabine's Customer may acquire the issued and outstanding common stock of Sabine for an amount equal to the equity of Sabine.

Other Entities

Demery Resources Company, LLC (Demery), Caddo Creek Resources Company, LLC (Caddo), Camino Real Fuels, LLC (Camino Real), Coyote Creek Mining Company, LLC (Coyote) and Liberty Fuels Company, LLC (Liberty) were all formed during 2008, 2009, and 2012 to develop, construct, and operate lignite surface mines under long-term contracts for their respective customers. The contracts with the customers allow for reimbursement of all costs plus a management fee. Demery had some minimal deliveries during the year. Caddo, Camino Real, Coyote, and Liberty are developing plans to build mines and therefore do not currently mine or deliver coal.

Since each of the Unconsolidated Mines has an agreement to provide coal to its respective customers, a significant portion of each of the Unconsolidated Mines' revenue is derived from a single source. The financial position of the Unconsolidated Mines and the Parent Company would be materially affected if the existing contractual relationship with any of the Unconsolidated Mines' customers were terminated or significantly altered.

Management performed an evaluation of the Unconsolidated Mines' activities through March 6, 2013, which is the date these financial statements were issued. No significant subsequent events have occurred that required recognition or disclosure in these financial statements.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates

Revenue Recognition and Accounts Receivable

Under their respective mining agreements, the Unconsolidated Mines recognize revenue and a related receivable as coal is delivered. The sales price of the coal is based on costs, plus a profit or management fee per ton of coal delivered. As is customary in the coal industry, these agreements provide for monthly settlements. The Unconsolidated Mines' significant credit concentration is uncollateralized; however, historically, no credit losses have been incurred. Management has reviewed the carrying value of its accounts receivable and has determined that a reserve for credit losses is not necessary based on amounts subsequently realized.

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with initial maturities of three months or less. After considering the right of offset, outstanding checks, net of their associated funding accounts, are classified as accounts payable.

Inventories

Coal and supply inventories are stated at the lower of cost or market. Cost is determined using the weighted-average method.

Property, Plant and Equipment

Property, plant, and equipment are recorded at cost. Depreciation, depletion, and amortization are provided in amounts sufficient to amortize the cost of related assets (including assets recorded under capitalized lease obligations) over their estimated useful lives or lease terms and are calculated by either the straight-line method or the units-of-production method based on estimated recoverable tonnage. In the course of preparing a mine for production, the Unconsolidated Mines incur mine development costs prior to initial production, as well as throughout the life of the mine. The Unconsolidated Mines capitalize these costs as a part of plant and equipment in the accompanying combined balance sheets. The Unconsolidated Mines amortize the development costs over their estimated useful life, which is generally the life of the mine or the mine area. Repairs and maintenance costs are expensed when incurred, unless such costs extend the estimated useful life of the asset, in which case such costs are capitalized and depreciated.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

Advance Minimum Royalties

Advance minimum royalties are advance payments made to lessors under terms of mineral lease agreements that are recoupable against future production. These advanced payments are capitalized when paid and charged against income as the coal reserves are mined.

Long-Lived Assets

Upon identification of indicators of impairment, management compares the carrying value of its long-lived assets to the undiscounted cash flows of such assets. When the undiscounted cash flows are less than the related assets' carrying value, the long-lived assets are adjusted to fair value (based on active market quotes, third-party appraisals, or discounted cash flows).

Accounting for Asset Retirement Obligations

Under certain federal and state regulations, the Unconsolidated Mines are required to reclaim land disturbed as a result of mining. Reclamation of disturbed land is a continuous process throughout the terms of the mining agreements. Current reclamation costs are charged to expense in the period incurred and are being recovered as a cost of coal tonnage sold. Costs to complete reclamation after mining has been completed are to be reimbursed under the respective mining agreements.

Authoritative guidance on accounting for asset retirement obligations provides accounting requirements for retirement obligations associated with tangible long-lived assets, including: (i) the timing of liability recognition; (ii) initial measurement of the liability; (iii) allocation of asset retirement cost to expense; (iv) subsequent measurement of the liability; and (v) financial statement disclosures. The guidance requires that an asset's retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.

The Unconsolidated Mines' asset retirement obligations are for costs to close its surface mines and reclaim the land it has disturbed as a result of its normal mining activities. The Unconsolidated Mines have estimated these costs and recognized a liability and associated asset in accordance with authoritative guidance. The Unconsolidated Mines determined these obligations based on estimates adjusted for inflation, projected to the estimated closure dates, and then discounted using a credit-adjusted, risk-free interest rate. The accretion of the liability is being recognized over the estimated life of the individual asset retirement obligations. The associated asset is recorded in property, plant, and equipment in the accompanying balance sheets.

Since the cost of reclamation is reimbursable under the provisions of the mining agreements, the difference between the capitalized asset retirement obligation and the reclamation liability is recorded as a long-term receivable from the customers. Additionally, the annual costs related to amortization of the asset and accretion of the liability of $18,786, $15,979, and $5,029 in 2012, 2011 and 2010, respectively, are included in cost of sales and increases the sales to, and the long-term receivable from, the customers. The long-term receivable (see Note 4) will be reimbursed to the Unconsolidated Mines as the costs of reclamation are actually incurred.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

There are currently no assets legally restricted for purposes of settling these asset retirement obligations. A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations is as follows:

	December 31
	2012	2011

Beginning balance	$105,481	$73,416
Liabilities incurred during the period	20,989	32,559
Liabilities settled during the period	(7,437)	(6,624)
Accretion expense	6,760	6,130
Revision in cash flows	5,808	—
Ending balance	$131,601	$105,481

Financial Instruments and Derivative Financial Instruments

Financial instruments held by the Unconsolidated Mines include cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The Unconsolidated Mines do not hold or issue financial instruments or derivative financial instruments for trading purposes.

Recently Issued Accounting Standards

Accounting Standards Adopted in 2012

On January 1, 2012, the Unconsolidated Mines adopted authoritative guidance issued by the Financial Accounting Standards Board (FASB) on fair value measurement. The guidance resulted in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. generally accepted accounting principles and International Financial Reporting Standards. The adoption of the guidance did not have a material effect on the Unconsolidated Mines' financial position, results of operations, cash flows or related disclosures.

On January 1, 2012, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on the presentation of comprehensive income. The guidance provides an entity with the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Under both options, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in equity. The adoption of the guidance did not have a material effect on the Unconsolidated Mines' financial position, results of operations, cash flows or related disclosures.

On January 1, 2012, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on testing goodwill for impairment. The revised accounting standard update is intended to simplify how an entity tests goodwill for impairment and will allow an entity to first assess qualitative factors to determine

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The adoption of the guidance did not have a material effect on the Unconsolidated Mines' financial position, results of operations, cash flows or related disclosures.

On July 1, 2012, the Unconsolidated Mines adopted authoritative guidance issued by the FASB on testing indefinite-lived intangible assets other than goodwill for impairment. This guidance provides entities with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The adoption of the guidance did not have a material effect on the Unconsolidated Mines' financial position, results of operations, cash flows or related disclosures.

Accounting Standards Adopted in 2011

On January 1, 2011, the Unconsolidated Mines adopted authoritative guidance issued by the
Financial Accounting Standards Board (FASB) on multiple-deliverable revenue arrangements.
The guidance amends the criteria for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangement. The adoption of the guidance did not have a material effect on the Unconsolidated Mines' financial position, results of operations, cash flows or related disclosures.

Accounting Standards Not Yet Adopted

In December 2011, the FASB issued authoritative guidance on the offsetting of assets and liabilities, which is effective for the Company on January 1, 2013. The guidance requires additional disclosures regarding offsetting arrangements of balance sheet derivatives to enable financial statement users to understand the effect of these arrangements on a company's financial position. The Unconsolidated Mines is currently evaluating the effect that adoption of the guidance will have on its disclosures.

In February 2013, the FASB issued authoritative guidance on the presentation of comprehensive income, which is effective for the Unconsolidated Mines on January 1, 2013. The guidance provides an entity with the option to (i) present (either on the face of the statement where net income is presented or in the notes) the effects on the line items of net income of significant amounts reclassified out of accumulated other comprehensive income - but only if the item reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period; and (ii) cross-reference to other disclosures currently required under U.S. GAAP for other reclassification items (that are not required under U.S. GAAP) to be reclassified directly to net income in their entirety in the same reporting period. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is initially transferred to a balance sheet account (e.g., inventory for pension-related amounts) instead of directly to income or expense. The Unconsolidated Mines does not expect the adoption of the guidance to have a material effect on its financial position, results of operations, cash flows or related disclosures.

3. Inventories

Inventories are as follows:

	December 31
	2012	2011

Coal	$34,686	$27,937
Supplies	59,053	52,762
	$93,739	$80,699

4. Other Investments and Receivables

Other investments and receivables consist of the following:

	December 31
	2012	2011
Long-term receivable from Unconsolidated Mine customers related to:
Asset retirement obligation	$40,811	$54,621
Pension and retiree medical obligation	93,658	84,144
Reclamation bond	17,922	16,922
Investment in cooperatives	14,955	14,382
Other	2,992	721
	170,338	170,790
Less asset retirement obligation included in current accounts receivable	7,608	23,591
	$162,730	$147,199

The long-term receivables will be reimbursed to the Unconsolidated Mines as the costs of reclamation, pension and retiree medical obligations are actually incurred or paid.

One of the Unconsolidated Mines holds investments in cooperatives that provide electrical service to the mine site. Patronage dividends from cooperatives are recorded as declared. The dividends declared are consistently paid out, but routinely several years after the declaration. These patronage dividends when declared are reflected as a reduction in the cost of coal under the mining agreements. In the event the cooperatives should become unable to pay the patronage dividends previously declared, the Unconsolidated Mines would be required at that time to record an impairment charge against the investment asset, which would be reimbursable under the mining agreement.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

5. Accrued Liabilities

Other current liabilities consist of the following:

	December 31
	2012	2011

Accrued payroll	$12,601	$11,292
Other	5,878	7,806
	$18,479	$19,098

6. Advances From Customers and Notes Payable

Advances from Customers

Advances from customers represent amounts advanced to Coteau and Falkirk from their customers or their affiliates to provide working capital and to develop and operate the mines. These advances, which are not guaranteed by either the Parent Company or the Ultimate Parent Company, are secured by substantially all owned assets and assignment of all rights under the agreements. Coteau's advances incur an average weighted interest rate of 5.6%. No repayment schedule has been established for Falkirk's advances, which are noninterest-bearing, due to the funding agreement with the customer.

Estimated maturities for Coteau for the next five years and thereafter, including current maturities, and Falkirk's customer advances with unspecified repayment schedules are as follows:

2013	$12,701
2014	12,701
2015	12,701
2016	3,794
2017	3,755
Thereafter	60,943
106,595
Advances with unspecified repayment schedule	91,675
Total advances from customers	198,270
Less current maturities	18,105
Total long-term advances from customers	$180,165

Notes Payable

Notes payable primarily represents financing that customers arranged and guaranteed for Sabine.
Neither the Parent Company nor the Ultimate Parent Company has guaranteed these borrowings.
Certain notes payable of Sabine include a fixed charge coverage covenant. Sabine was in compliance with this covenant at December 31, 2012. Notes payable consist of the following:

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

	December 31
	2012	2011
Promissory note payable due July 31, 2013, to a bank under a revolving agreement providing for borrowings up to $15,000. Interest is based on the bank's daily cost of funds plus 1.75% (1.82% and 1.79% at December 31, 2012 and 2011, respectively)	$2,603	$17,016
Secured notes payable due February 22, 2012, with semiannual interest payments at an interest rate of 7.03% on the unpaid balance	—	20,000
Secured note payable due August 21, 2031, with semiannual principle and interest payments at an interest rate of 4.58% on the unpaid balance	63,375	—
Secured note payable due October 31, 2024, with semiannual interest payments at an interest rate of 6.37% on the unpaid balance	25,000	25,000
Total notes payable	90,978	62,016
Less current portion	5,853	37,016
Long-term portion of notes payable	$85,125	$25,000

Under the terms of all note agreements, substantially all assets of Sabine are pledged and all rights under the mining agreements are assigned.

Notes payable maturities for the next five years and thereafter are as follows:

2013	$5,853
2014	3,250
2015	3,250
2016	3,250
2017	3,250
Thereafter	72,125
$90,978

Commitment fees paid to banks were approximately $116, $115 and $73 in 2012, 2011 and 2010, respectively, and are included in interest expense in the accompanying combined statements of net income.

In 2012, one of the Unconsolidated Mines issued new debt in the amount of $65,000 in a private placement offering. The proceeds from this transaction were used to retire the secured note payable due in 2012, pay the balance outstanding in the revolving agreement, and provide additional capital for expansion. Under the terms of the new notes, interest at 4.58% is payable semiannually, and principal is due in even semiannual installments over the 20 year life of the notes. As with the debt it replaced, neither the Parent Company nor the Ultimate Parent Company has guaranteed the new borrowing.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

7. Pension and Other Postretirement Benefits

Defined Benefit Plans

Substantially all of the Unconsolidated Mines' salaried employees hired prior to January 1, 2000, participate in The North American Coal Corporation Salaried Employees Pension Plan (the Plan), a noncontributory defined benefit plan sponsored by the Parent Company. Pension benefits for certain management level employees were frozen effective December 31, 2004. Employees whose benefits were frozen receive retirement benefits under defined contribution retirement plans. Benefits under the defined benefit pension plans are based on years of service and average compensation during certain periods. The Unconsolidated Mines made contributions to this plan of $15,807 in 2012. The Unconsolidated Mines expect to make supplemental payments and pay benefits from the assets of the Plan of $5,442 in 2013, $6,189 in 2014, $7,038 in 2015, $7,818 in 2016, $8,758 in 2017, and $59,245 in the five years thereafter.

The following is a detail of the net periodic pension expense of the Unconsolidated Mines, using an assumed discount rate of 4.55% and 5.30% in 2012 and 2011, respectively:

	Year Ended December 31
	2012	2011	2010

Service cost	$4,342	$4,072	$3,917
Interest cost	8,482	8,708	8,442
Expected return on plan assets	(9,514)	(9,033)	(8,495)
Amortization of actuarial loss	5,324	3,345	1,340
Amortization of prior service cost	702	702	999
Net periodic pension expense	$9,336	$7,794	$6,203

The following is a detail of the changes in plan assets and benefit obligations recognized in long- term receivable from customers:

	Year Ended December 31
	2012	2011	2010

Current year actuarial loss	$14,500	$22,267	$10,242
Current year prior service credit	—	—	(838)
Amortization of actuarial loss	(5,324)	(3,345)	(1,340)
Amortization of prior service cost	(702)	(703)	(999)
Amount recognized in long-term receivable	$8,474	$18,219	$7,065

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

The following sets forth the Unconsolidated Mines' portion of the changes in the benefit obligation and plan assets of the defined benefit plans of the Unconsolidated Mines at:

	December 31
	2012	2011
Change in benefit obligation:
Projected benefit obligation at beginning of year	$184,665	$162,387
Service cost	4,342	4,072
Interest cost	8,482	8,708
Actuarial loss	18,829	13,709
Benefits paid	(4,847)	(4,211)
Projected benefit obligation at end of year	$211,471	$184,665

Change in plan assets:
Fair value of plan assets at beginning of year	$109,615	$101,949
Actual return on plan assets	14,158	474
Employer contributions	15,807	11,403
Benefits paid	(4,847)	(4,211)
Asset transfers	(315)	—
Fair value of plan assets at end of year	$134,418	$109,615

Funded status at end of year	$(77,053)	$(75,050)

Amounts recognized in the combined balance sheets consist of:
Current liabilities	$(52)	$(310)
Noncurrent liabilities	(77,001)	(74,740)
	$(77,053)	$(75,050)
Components of long-term receivables from customers consist of:
Actuarial loss	$73,792	$64,615
Prior service cost	3,127	3,830
	$76,919	$68,445

The actuarial loss and prior service cost included in long-term receivables from customers expected to be recognized in net periodic benefit cost in 2013 are $7,634 ($4,962 net of tax) and $703 ($457 net of tax), respectively.

The projected benefit obligation included in the table above represents the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future pay increases. Defined benefit pension plan amendments for the Unconsolidated Mines generally allow eligible employees to receive an unreduced retirement pension benefit at age 62 resulting in an increased projected benefit obligation. The accumulated benefit obligation also reflects the actuarial present value of benefits attributable to employee service rendered to date, but does not include the effects of estimated future pay increases.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

The expected long-term rate of return on defined benefit plan assets reflects management's expectations of long-term rates of return on funds invested to provide for benefits included in the projected benefit obligations. In establishing the expected long-term rate of return assumption for plan assets, the Ultimate Parent considers the historical rates of return over a period of time that is consistent with the long-term nature of the underlying obligations of these plans as well as a forward-looking rate of return. The historical and forward-looking rates of return for each of the asset classes used to determine the Ultimate Parent's estimated rate of return assumption were based upon the rates of return earned or expected to be earned by investments in the equivalent benchmark market indices for each of the asset classes.

The Plan maintains an investment policy that, among other things, establishes a portfolio asset allocation methodology with percentage allocation bands for individual asset classes. The investment policy provides that investments are reallocated between asset classes as balances exceed or fall below the appropriate allocation bands.

The following is the actual allocation percentage and target allocation percentage for the plan assets at the measurement date:

	Actual 2012	Actual 2011	Target Allocation Range

U.S. equity securities	52.0%	52.6%	41.0-62.0%
Non-U.S. equity securities	12.5	11.8	10.0-16.0
Fixed income securities	34.5	34.6	30.0-40.0
Money market	1.0	1.0	0.0-10.0

The fair value of each major category of plan assets for the Unconsolidated Mines' pension plans is valued using quoted market prices in active markets for identical assets, or Level 1 in the fair value hierarchy. Following are the values as of December 31:

	2012	2011

U.S. equity securities	$70,063	$57,680
Non-U.S. equity securities	16,791	12,924
Fixed income securities	46,501	37,952
Money market	1,378	1,059
Asset transfers	(315)	—
Total	$134,418	$109,615

Postretirement Health Care

The Parent Company also maintains health care plans that provide benefits to eligible retired employees, including employees of the Unconsolidated Mines. Effective December 31, 2008, postretirement health care plan amendments for the Unconsolidated Mines eliminated all post-65 welfare coverage and Medicare reimbursements. The Unconsolidated Mines expect to pay benefits of $1,411 in 2013, $1,680 in 2014, $1,960 in 2015, $2,175 in 2016, $2,345 in 2017, and $13,942 in the five years thereafter.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

The following is a detail of the net periodic benefit expense for postretirement health care and life insurance for the Unconsolidated Mines, using an assumed discount rate of 3.90% and 4.70% in 2012 and 2011, respectively:

	Year Ended December 31
	2012	2011	2010

Service cost	$727	$779	$714
Interest cost	990	1,218	1,200
Expected return on plan assets	(323)	(376)	(445)
Amortization of actuarial loss	662	850	582
Amortization of prior service credit	(825)	(825)	(825)
Net periodic postretirement expense	$1,231	$1,646	$1,226

The following is a detail of the changes in plan assets and benefit obligations recognized in long-term receivable from customers:

	Year Ended December 31
	2012	2011	2010

Current year actuarial loss (gain)	$959	$(1,162)	$2,840
Amortization of actuarial loss	(662)	(851)	(582)
Amortization of prior service credit	825	825	825
Amount recognized in long-term receivable	$1,122	$(1,188)	$3,083

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

The following sets forth the changes in the benefit obligations and plan assets during the year of the postretirement health care and life insurance plans:

	December 31
	2012	2011
Change in benefit obligation:
Benefit obligation at beginning of year	$25,291	$25,742
Service cost	727	779
Interest cost	990	1,218
Actuarial loss (gain)	996	(1,324)
Early Retiree Reinsurance Program proceeds	—	134
Benefits paid	(965)	(1,258)
Benefit obligation at end of year	$27,039	$25,291

Change in plan assets:
Fair value of plan assets at beginning of year	$5,355	$6,153
Actual return on plan assets	361	214
Early Retiree Reinsurance Program proceeds	—	111
Employer contributions	531	453
Benefits and taxes paid	(1,267)	(1,576)
Fair value of plan assets at end of year	$4,980	$5,355

Funded status at end of year	$(22,059)	$(19,936)
Amounts recognized in the combined balance sheets consist of:
Current liabilities	$(550)	$(512)
Noncurrent liabilities	(21,509)	(19,424)
	$(22,059)	$(19,936)
Components of long-term receivables from customers consist of:
Actuarial loss	$8,032	$7,734
Prior service credit	(1,581)	(2,406)
	$6,451	$5,328

The actuarial loss and prior service credit included in long-term receivables from customers expected to be recognized in net periodic benefit credit in 2013 are $741 ($482 net of tax) and $825 ($536 net of tax), respectively.

Some of the Unconsolidated Mines established Voluntary Employees' Beneficiary Association (VEBA) trusts to provide for future retirement benefits other than pensions. The Unconsolidated Mines made cash contributions to the VEBA trust of $0 and $111 in 2012 and 2011, respectively. Contributions made to an IRS-approved VEBA trust are irrevocable and must be used for employee benefits.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

Assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects at December 31, 2012:

	1 Percentage Point Increase	1 Percentage Point Decrease

Effect on total of service and interest cost	$135	$(123)
Effect on postretirement benefit obligation	1,898	(1,722)

Assumptions used in accounting for the pension and postretirement health care and life insurance benefit plans were as follows for the years ended:

	December 31
	2012	2011	2010

Weighted-average discount rates - pension	3.90%	4.55%	5.30%
Weighted-average discount rates - postretirement	3.05	3.90	4.70
Rate of increase in compensation levels	3.75	3.75	3.75
Expected long-term rate of return on assets - pension	7.75	8.25	8.50
Expected long-term rate of return on assets - postretirement	6.00	6.25	6.50
Health care cost trend rate assumed for next year	7.00	7.50	7.50
Ultimate health care cost trend rate	5.00	5.00	5.00
Year that the rate reaches the ultimate trend rate	2021	2018	2018

Defined Contribution Plans

For employees hired after December 31, 1999, the Parent Company established a defined contribution plan that requires the Unconsolidated Mines to make retirement contributions based on a formula using age and salary as components of the calculation. For employees hired after December 31, 2005, some of the Unconsolidated Mines contribute a set percentage of the employee's salary. Employees are vested at a rate of 20% for each year of service and become 100% vested after five years of employment. The Unconsolidated Mines recorded contribution expense of approximately $2,900 in 2012, $2,521 in 2011, and $2,173 in 2010 related to this plan.

Substantially all of the Unconsolidated Mines' salaried employees also participate in a defined contribution plan sponsored by the Parent Company. Employee contributions are matched by the Unconsolidated Mines up to a limit of 5% of the employee's salary. The Unconsolidated Mines' contributions to this plan were approximately $4,682 in 2012, $4,350 in 2011, and $3,946 in 2010.

Under the provisions of each of the Unconsolidated Mines' agreements, retirement related costs will be recovered as a cost of coal tonnage sold.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

8. Leasing Arrangements and Other Commitments

The Unconsolidated Mines lease certain equipment under cancelable and non-cancelable capital and operating leases that expire at various dates through 2037. Many leases are renewable for additional periods at terms based upon the fair market value of the leased items at the renewal dates.

Future minimum lease payments as of December 31, 2012, for all capital lease obligations are as follows:

2013	$59,892
2014	60,860
2015	53,609
2016	47,804
2017	45,079
Thereafter	193,999
Total minimum lease payments	461,243
Amounts representing interest	(106,663)
Present value of net minimum lease payments	354,580
Current maturities	(42,273)
Long-term capital lease obligations	$312,307

As of December 31, 2012, $145,112 of the long-term capital lease obligations and $13,008 of the current maturities in the table above are due to a customer of one of the Unconsolidated Mines.

Amortization of assets recorded under capital lease obligations is included in depreciation, depletion, and amortization in the combined statements of net income and comprehensive income. Assets recorded under capital leases are included in property, plant and equipment and consist of the following:

	December 31
	2012	2011

Plant and equipment	$481,848	$389,605
Accumulated amortization	(140,514)	(113,066)
	$341,334	$276,539

Under the provisions of the mining agreements, the customers are required to pay, as a part of the cost of coal delivered, an amount equal to the annual lease payments. Interest and amortization expense in excess of annual lease payments are deferred and recognized in years when annual lease payments exceed interest expense and amortization. These excess costs are recorded as receivables from the customers and are included in deferred lease costs in the accompanying combined balance sheets.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

Future minimum lease payments on long-term cancelable operating leases at December 31, 2012, are as follows:

2013	$166
2014	101
2015	28
2016	22
2017	—
$317

Rental expense for all operating leases was $1,961 in 2012, $2,999 in 2011, and $4,917 in 2010.

9. Income Taxes

The Unconsolidated Mines are included in the consolidated federal income tax return filed by the Ultimate Parent Company. The Unconsolidated Mines have entered into a tax-sharing agreement with the Ultimate Parent Company under which federal income taxes are computed by the Unconsolidated Mines on a separate return basis. The current portion of such tax is paid to the Ultimate Parent Company, except that net operating loss and tax credit carryovers which benefit the consolidated tax return are advanced to the Unconsolidated Mines and are repaid as utilized on a separate-return basis. To the extent that these carryovers are not used on a separate return basis, the Unconsolidated Mines are required, under conditions pursuant to the tax-sharing agreement, to refund to the Ultimate Parent Company the balance of carryovers advanced and not used by the Unconsolidated Mines prior to the expiration of such carryovers.

The provision for income taxes consists of the following:

	Year Ended December 31
	2012	2011	2010
Current:
Federal	$(3,319)	$11,947	$7,933
Total current tax (benefit) provision	(3,319)	11,947	7,933

Deferred:
Federal	14,088	(1,920)	2,336
Total deferred tax provision (benefit)	14,088	(1,920)	2,336
Total provision for income taxes	$10,769	$10,027	$10,269

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

A reconciliation of the federal statutory and effective income tax is as follows:

	Year Ended December 31
	2012	2011	2010

Income before income taxes	$45,242	$45,485	$43,353

Statutory taxes at 35.0%	$15,836	$15,920	$15,175
Percentage depletion	(3,892)	(5,843)	(5,065)
Other - net	(1,175)	(50)	159
Income tax provision	$10,769	$10,027	$10,269

Effective income tax rate	23.80%	22.04%	23.69%

A summary of the primary components of the deferred tax assets and liabilities included in the accompanying combined balance sheets resulting from differences in the book and tax basis of assets and liabilities is as follows:

	December 31
	2012	2011
Deferred tax assets:
Accrued expense and reserves	$7,570	$6,858
Asset valuation	6,054	5,791
Inventory	2,082	3,242
Other employee benefits	1,287	1,325
Total deferred tax assets	16,993	17,216

Deferred tax liabilities:
Property, plant, and equipment	(42,679)	(31,163)
Pensions	(3,542)	(1,193)
Total deferred tax liabilities	(46,221)	(32,356)
Net deferred tax liability	$(29,228)	$(15,140)

The Unconsolidated Mines regularly review the need for a valuation allowance against deferred tax assets and recognize these deferred tax assets to the extent that realization is more likely than not. Based on a review of earnings history and trends, forecasted earnings, and the relevant expiration of carryforwards, the Unconsolidated Mines believe that no valuation allowance was necessary at December 31, 2012 or 2011. The Unconsolidated Mines record unrecognized tax benefit liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due. Such amounts were not material as of December 31, 2012 and December 31, 2011.

10. Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short term maturities of these instruments. The fair value of notes

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

payable and one of the Unconsolidated Mines' advances from customer were determined based on the discounted value of the future cash flows, and one of the Unconsolidated Mines' advances from customer, which has no specified repayment schedule, was determined based on the discounted value of the total payment at the end of the contract term, using borrowing rates currently available to the Unconsolidated Mines for bank loans with similar terms and maturities, taking into account company credit risk.

The fair value compared to the carrying value is summarized as follows:

	December 31
	2012	2011
Fair value:
Notes payable	$(84,752)	$(67,690)
Advances from customers	(138,743)	(133,259)

Carrying value:
Notes payable	(90,798)	(62,016)
Advances from customers	(198,269)	(193,119)

The fair values of the notes payable and the advances from customers, were determined using current rates offered for similar obligations taking into account subsidiary credit risk, which is Level 2 as defined in the fair value hierarchy.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

11. Equity

The components of common stock and capital in excess of stated value at December 31, 2012 are as follows:

	Common Stock	Capital in Excess of Stated Value
Coteau common stock, without par value (stated value $10 per share) - authorized 1,000 shares; issued and outstanding 100 shares	$1	$791
Falkirk common stock, without par value (stated value $1,919.30 a share) - authorized 1,000 shares; issued and outstanding 100 shares	192	—
Sabine common stock, $1 par value - authorized, issued and outstanding 1,000 shares	1	—
Demery membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
Caddo membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
Camino Real membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
Liberty membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
Coyote membership units, $10 par value - authorized, issued and outstanding 100 shares	1	—
	$199	$791

As noted previously, Demery, Caddo, and Camino Real were all formed in 2008; Liberty Fuels was formed in 2009; and Coyote was formed in 2012. These entities have been originally structured as single member limited liability companies primarily for the reduced administrative requirements, flexible profit distribution and pass-through tax attributes available with this form of entity.

The Unconsolidated Mines of
The North American Coal Corporation
Notes to Combined Financial Statements
December 31, 2012, 2011 and 2010
(Amounts in Thousands)

12. Supplemental Cash Flow Information

	December 31
	2012	2011
Cash paid during the year for:
Interest	$26,436	$27,046
Income taxes	9,025	10,311

Property, plant, and equipment:
Capital leases and land	99,902	36,445
Deferred lease costs	(28)	105
Lease obligations	(99,874)	(36,550)

Accounting for asset retirement obligations:
Change in property, plant, and equipment	30,975	32,559
Change in receivables from customers, including depreciation billed	(13,810)	10,334
Change in liabilities	(26,120)	(32,064)

13. Transactions With Affiliated Companies

Costs and expenses include net payments of approximately $1,632 and $2,196 in 2012 and 2011, respectively, for administrative and other services from the Ultimate Parent Company, the Parent Company, and their subsidiaries.

Accounts receivable and accounts payable with the Ultimate Parent Company and the Parent Company represent the timing of income taxes and dividends within the affiliated group. In addition, accounts payable to affiliated companies includes a payable for a dragline sold from the Parent Company to one of the unconsolidated mines.

The note receivable from Parent Company of $3,477 and $4,809 in 2012 and 2011, respectively, is a demand note with interest of 0.23% at December 31, 2012 and 0.16% at December 31, 2011.

14. Contingencies

Various legal and regulatory proceedings and claims have been or may be asserted against the Unconsolidated Mines relating to the conduct of their businesses, including environmental and other claims. These proceedings are incidental to the ordinary course of business of the Unconsolidated Mines. Management believes that it has meritorious defenses and will vigorously defend itself in these actions. Any costs that management estimates will be paid as a result of these claims are accrued when the liability is considered probable and the amount can be reasonably estimated. Although the ultimate disposition of these proceedings is not presently determinable, management believes, after consultation with its legal counsel, that the likelihood is remote that material costs will be incurred in excess of accruals already recognized and would not have a significant impact on the Unconsolidated Mines' financial position or results of operations.